Exhibit 99.2

SCAILEX CORPORATION LTD.

PROXY FOR THE 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 31, 2007

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints ERAN SCHWARTZ, YAHEL SHACHAR and SHACHAR RACHIM and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Scailex Corporation Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 27, 2007, at the 2007 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 16 Shenkar Street, Entrance B, Herzliya Pituach, Israel, on December 31, 2007 at 2:00 p.m. (Israel time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of 2007 Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

The undersigned acknowledges receipt of the Notice of 2007 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, the Proxy will be voted FOR each proposal. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SCAILEX CORPORATION LTD.

DECEMBER 31, 2007

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

˜ Please detach along perforated line and mail in envelope provided.˜

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL OTHER DIRECTORS LISTED
AND "FOR" PROPOSALS 2, 3 AND 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLACK OR BLUE INK AS SHOWN HERE ☒
		1.	To elect eight directors:		FOR	AGAINST	ABSTAIN
			i.	Eran Schwartz	☐	☐	☐
			ii.	Yossi Arad	☐	☐	☐
			iii.	Irit Ben-Ami	☐	☐	☐
			iv.	Arie Zief	☐	☐	☐
			v.	Shalom Singer	☐	☐	☐
			vi.	Arie Silverberg	☐	☐	☐
			vii.	Modi Peled	☐	☐	☐
			viii.	Dr. Arie Ovadia	☐	☐	☐
		2.	To approve the re-appointment of Brightman Almagor & Co., as independent auditors for the fiscal year ended December 31, 2008 and to authorize the board of directors to fix the independent auditors' remuneration.		☐	☐	☐

		3.	To approve an extension of the term of the service agreement with Globecom Investments Ltd., relating to the services of Eran Schwartz, active Chairman of the board of directors of the Company.		☐	☐	☐

		4.	To approve an increase in the authorized share capital of the Company by NIS 1,440,000, to NIS 7,200,000, divided into 60,000,000 ordinary shares.		☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of shareholder	Date:	Signature of shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.